LAZARD FRÈRES & CO. LLC

(S.E.C. I.D. No. 8-2595)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

OMB APPROVAL
OMB Number: 3235-0123
Expires: November 30, 2026
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-2595

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12 and 18a-7 under the
Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING   January 1, 2025   AND ENDING   December 31, 2025
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lazard Frères & Co. LLC

TYPE OF REGISTRANT (check all applicable boxes):
   X   Broker-dealer   Security -based swap dealer   Major security-based swap participant
              Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Rockefeller Plaza
(No. and Street)

New York	New York	10112
(City)	(State)	(Zip Code)

PERSON TO CONTACT IN REGARD TO THIS FILING

Thomas Weber	212-632-2696
(Name)	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB (if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5(e) (1) (ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Thomas Weber, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lazard Frères & Co. LLC and subsidiaries (the "Company") as of December 31, 2025, is true and correct. I further affirm that neither the Company nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Thomas Weber
Chief Financial Officer
Lazard Frères & Co. LLC

Subscribed and sworn to before me
this **25th day of February, 2026**

Notary Public

LISA DREW
NOTARY PUBLIC-STATE OF NEW YORK
No. 01DR6441936
Qualified in Queens County
My Commission Expires 10-03-2026

This filing ** contains (check all applicable boxes):

(x) (a)   Consolidated Statement of Financial Condition.

(x) (b)   Notes to Consolidated Statement of Financial Condition.

( ) (c)   Consolidated Statement of Income (Loss) or, if there is other comprehensive income in the period presented, a Statement of Comprehensive Income (as defined in Section 210.1-02 of Regulation S-X).

( ) (d)   Consolidated Statement of Cash Flows.

( ) (e)   Consolidated Statement of Changes in Member's Equity.

( ) (f)   Consolidated Statement of Changes in Liabilities Subordinated to Claims of Creditors.

( ) (g)   Notes to Consolidated Financial Statements.

( ) (h)   Unconsolidated computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

( ) (i)   Computation of tangible net worth under 17 CFR 240.18a-2.

( ) (j)   Computation of determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

( ) (k)   Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

( ) (l)   Computation for determination of PAB Requirements under Exhibit A to 17 CFR 240.15c3-3.

( ) (m)   Information relating to the possession or control requirements for customers under 17 CFR 240.15c3-3.

( ) (n)   Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p) (2) or 17 CFR 240.18a-4, as applicable.

( ) (o)   Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

( ) (p)   Summary of financial data for subsidiaries not consolidated in the Statement of Financial Condition.

(x) (q)   An oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

( ) (r)   Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

( ) (s)   Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

(x) (t)   Independent public accountant's report based on an examination of the Statement of Financial Condition.

( ) (u)   Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

( ) (v)   Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

( ) (w)   Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

( ) (x)   Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

( ) (y)   Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 7 CFR 240.17a-12(k).

( ) (z)   Other_____

*** To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Senior Management ("Those Charged with Governance") and the Sole Member of Lazard Frères & Co. LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Lazard Frères & Co. LLC and subsidiaries (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 25, 2026

We have served as the Company's auditor since 2000.

LAZARD FRÈRES & CO. LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
(In Thousands)

ASSETS

Cash and cash equivalents	$	624,315
Receivables, net:		
Fees		433,755
Affiliates		131,356
Other		12,141
Investments (including $48,966 pledged at December 31, 2025)		328,918
Property (net of accumulated amortization and depreciation of $59,654 at December 31, 2025)		15,692
Operating lease right-of-use assets		13,992
Goodwill		145,180
Deferred tax assets		16,863
Other assets		98,820
TOTAL ASSETS	$	1,821,032

LIABILITIES AND MEMBER'S EQUITY

Accrued compensation and benefits	$	375,512
Payables to affiliates		228,135
Accounts payable and accrued expenses		59,790
Operating lease liabilities		15,914
Income taxes payable		24,668
Obligations under pension and post employment benefit plans		1,844
Securities sold, not yet purchased		3,434
Derivative obligations		29,858
Other liabilities		20,154
TOTAL LIABILITIES		759,309
COMMITMENTS AND CONTINGENCIES		
Member's equity		1,141,668
Accumulated other comprehensive loss, net of tax		(79,945)
TOTAL MEMBER'S EQUITY		1,061,723
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,821,032

See notes to consolidated statement of financial condition.

LAZARD FRÈRES & CO. LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
 (In Thousands)

1. ORGANIZATION AND BASIS OF PRESENTATION

The accompanying consolidated statement of financial condition are those of Lazard Frères & Co. LLC (collectively referred to as the "Company"), a wholly-owned subsidiary of Lazard Group LLC ("Lazard Group"). Lazard Group is a wholly-owned indirect subsidiary of Lazard, Inc., a U.S. C-Corporation, (formerly Lazard Ltd. an exempt company incorporated under the laws of Bermuda), whose common stock is traded on the New York Stock Exchange. The Company includes the accounts of Lazard Frères & Co. LLC ("LF&Co."), and its wholly-owned, non-guaranteed subsidiaries, Lazard Asset Management LLC and its subsidiaries (collectively referred to as "LAM"), and LAM Holdings, Inc. The Company's principal operating activities are included in two business segments:

- Financial Advisory, which offers corporate, partnership, institutional, government, sovereign and individual clients across the globe a wide array of financial advisory services including mergers and acquisitions ("M&A") advisory, strategic capital solutions, shareholder advisory, sovereign advisory, geopolitical advisory, restructuring and liability management, capital raising and placement, and other strategic matters; and

- Asset Management, which offers a broad range of global investment solutions and investment and wealth management services in equity and fixed income strategies, asset allocation strategies, alternative investments and private equity funds to corporations, public funds, sovereign entities, endowments and foundations, labor funds, financial intermediaries and private wealth clients.

In addition, the Company records selected other activities in its Corporate segment, including cash management, investments, deferred tax assets and transactions with affiliates.

Basis of Presentation – The consolidated statement of financial condition are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's policy is to consolidate entities in which it has a controlling financial interest. The Company consolidates:

- Voting interest entities ("VOEs") where the Company holds a majority of the voting interest in such VOEs and

- Variable interest entities ("VIEs") where the Company is the primary beneficiary having the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses of, or receive benefits from, the VIE that could be potentially significant to the VIE

When the Company does not have a controlling interest in an entity, but exerts significant influence over the entity's operating and financial decisions, the Company either (i) applies the equity method of accounting in which it records a proportionate share of the entity's net earnings, or (ii) elects the option to measure its investment at fair value. Intercompany transactions and balances have been eliminated.

At December 31, 2025, the consolidated financial statements include $1,054,021 of assets, $522,261 of liabilities, and $531,760 of equity attributable to subsidiaries that are not included in the unconsolidated statement of financial condition contained in the Company's Financial and Operations Combined Uniform Single ("FOCUS") filing.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
(In Thousands)

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies below relate to reported amounts and disclosures in the consolidated statement of financial condition.

Foreign Currency—The consolidated statement of financial condition is presented in U.S. Dollars. Many of the Company's non-U.S. subsidiaries have a functional currency (i.e., the currency in which operational activities are primarily conducted) that is other than the U.S. Dollar, generally the currency of the country in which such subsidiaries are domiciled. Such subsidiaries' assets and liabilities are translated into U.S. Dollars at year-end exchange rates. Adjustments that result from translating amounts from a subsidiary's functional currency to U.S. Dollars are reported in "accumulated other comprehensive income (loss), net of tax" ("AOCI").

Use of Estimates—The preparation of the consolidated statement of financial condition in conformity with U.S. GAAP requires the use of management's estimates. In preparing the consolidated statement of financial condition, management makes estimates and assumptions regarding:

- valuations of assets and liabilities requiring fair value estimates including, but not limited to, investments, derivatives and assumptions used to value pension and other post-retirement plans;

- the discount rate used to measure operating lease right-of-use assets and operating lease liabilities;

- the adequacy of the allowance for credit losses;

- the realization of deferred tax assets and adequacy of tax reserves for uncertain tax positions;

- the outcome of litigation;

- the carrying amount of goodwill and other intangible assets; and

- other matters that affect the reported amounts and disclosure of contingencies in the consolidated statement of financial condition.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the consolidated statement of financial condition.

Cash and Cash Equivalents—The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of three months or less when purchased. The Company has concentrations of cash equivalents of $319,851, $54,533 and $44,783 that are invested in Dreyfus, Fidelity and Goldman Sachs money market funds, respectively, as of December 31, 2025.

Investments—Investments in debt and marketable equity securities held directly through asset management funds are accounted for at fair value.

The Company has elected the fair value option for certain investments held by asset management funds that would otherwise have been accounted for using the equity method of accounting. Accounting for these investments at fair value is consistent with how the Company accounts for other investments held by asset management funds. The fair value of such investments is generally based on quoted prices in an active market.

Investments also include interests in alternative investment funds, private equity funds, debt funds and equity funds, each accounted for at either fair value or NAV or its equivalent. See Note 5 and Note 6 for additional information regarding the Company's investments.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
(In Thousands)

The Company makes seed investments in certain entities that are considered VOEs and often require consolidation as a result of its investment. As of December 31, 2025, the Company did not consolidate any seed investment entities. As such, seed investments included in investments on the consolidated statement of financial condition represents the Company's economic interest in the seed investments. The impact of seed investment entities that require consolidation on the consolidated statement of financial condition is not material.

Receivables and Allowance for Credit Losses—The Company's receivables represent fee receivables, amounts due from affiliates, and other receivables. Receivables are stated net of an estimated allowance for credit losses determined in accordance with the current expected credit losses ("CECL") guidance for general credit risk of the overall portfolio and for specific accounts deemed uncollectible, which may include situations where a fee is in dispute.

For fee receivables, the allowance for credit losses is determined together for all Financial Advisory fee receivables, except for Private Capital Advisory given the different nature of the business, client composition, and risk characteristics. An allowance for credit losses is determined separately for Private Capital Advisory fee receivables. In addition, a separate allowance for credit losses is determined for all Asset Management fee receivables. The allowances are measured by the application of an average charge-off rate, determined annually based on historical bad debt charge-off experience, to the fee receivable balance of the respective services, adjusted for the specific allowance recognized based on current conditions of individual clients. The current conditions are considered on a quarterly basis and include the aging of the receivables, the client's ability to make payments, and the Company's relationship with the client. In addition, the Company also performs an assessment at least quarterly to monitor economic factors and other uncertainties that may require additional adjustment to the expected credit losses allowance.

Financial Advisory and Asset Management fee receivables past due in excess of 8 and 12 months respectively, are generally fully provided for unless there is evidence that the balance is collectible. Notwithstanding the Company's policy for receivables past due, any specific receivables that are deemed uncollectible result in specific reserves against such exposures.

See Note 4 for additional information regarding the Company's receivables and allowance for credit losses.

Receivables, net - other—Other receivables consists of $7,498 from unsettled trades, $779 of receivables from fees due from third parties, $3,612 of loans receivable from employees, $152 related to the settlement of mutual fund transactions with customers of LAM, and $100 for clearing deposits held at the Company's clearing broker. These receivables are short-term in nature, and accordingly, their carrying amount approximates fair value.

Property, net—Property is stated at cost less accumulated depreciation and amortization. Leasehold improvements are capitalized and amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the remaining term of the lease, which generally range between 3 and 15 years. Depreciation of furniture and equipment, including computer hardware and software, is determined on a straight-line basis using estimated useful lives, generally between 3 and 10 years.

Operating Lease Right-of-use Assets and Operating Lease Liabilities—The Company determines if an arrangement is, or contains, a lease at its inception and reevaluates the arrangement if the terms are modified. Operating lease right-of-use assets ("ROU assets") represent the right to use an underlying asset for the lease term and operating lease liabilities reflect the obligation to make lease payments arising from the lease. At any given time during the lease term, the operating lease liability represents the present value of the remaining lease

payments and the operating lease ROU asset is measured at the amount of the lease liability, adjusted for rent prepayments, unamortized initial direct costs and the remaining balance of lease incentives received. Both the operating lease ROU asset and the operating lease liability are reduced to zero at the end of the lease..

Goodwill—Goodwill has an indefinite life and is tested for impairment annually or more frequently if circumstances indicate impairment may have occurred. The Company performs a qualitative assessment about whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount in lieu of actually calculating the fair value of the reporting unit. If events indicate that it is more likely than not that a reporting unit's fair value is less than its carrying value, the Company performs a quantitative assessment to determine the fair value of the reporting unit and compares it to its carrying value. If the carrying value of a reporting unit exceeds its fair value, the Company would recognize an impairment loss equal to the excess. The Company completed its annual goodwill review and determined that no impairment existed. At December 31, 2025 goodwill of $125,539 and $19,641 was attributable to the Company's Financial Advisory and Asset Management segments, respectively.

Securities Sold, Not Yet Purchased—Securities sold, not yet purchased are recorded on a trade date basis and represent liabilities for securities sold where there is an obligation to deliver such securities. These securities are accounted for at fair value.

Derivative Instruments—A derivative is typically defined as a financial instrument whose value is "derived" from underlying assets, indices or reference rates, such as a future, forward, swap, warrant or option contract, or other financial instrument with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (*e.g.*, interest rate swaps or currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (*e.g.*, options to buy or sell securities or currencies).

The Company enters into forward foreign currency exchange rate contracts, interest rate swaps, interest rate futures, total return swap contracts on various equity and debt indices and other derivative contracts to economically hedge exposures to fluctuations in currency exchange rates, interest rates and equity and debt prices. The Company reports its derivative instruments separately as assets and liabilities unless a legal right of set-off exists under a master netting agreement enforceable by law, in which case the Company would net the applicable assets and liabilities and related receivable and payable for net cash collateral under such contracts. The Company's derivative instruments are recorded at their fair value, and are included in other assets, derivative obligations, and accrued compensation and benefits on the consolidated statement of financial condition. See Note 7 for information regarding derivatives.

LAM grants deferred interests in LAM funds and other LAM products to certain employees as specified in their compensation agreements ("LAM's deferred compensation arrangements") which are held at LAM. In addition to the derivative instruments described above, the Company records derivative liabilities relating to its obligations pertaining to LAM's deferred compensation arrangements. The fair value of these deferred compensation arrangements are based on the value of the underlying investments, adjusted for estimated forfeitures, and are included in accrued compensation and benefits on the consolidated statement of financial condition. Changes in the fair value of the derivative liabilities are equally offset bythe changes in the fair value of investments owned by the Company that are expected to be delivered upon settlement of LAM's deferred compensation arrangements. See Note 14 for information regarding LAM's deferred compensation arrangements.

LAZARD FRÈRES & CO. LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
(In Thousands)

Fair Value of Financial Assets and Liabilities—The majority of the Company's financial assets and liabilities are recorded at fair value or at amounts that approximate fair value. Such assets and liabilities include cash and cash equivalents, receivables (excluding Private Capital Advisory receivables ("PCA")), investments, derivative instruments and securities sold not yet purchased.

Soft Dollar Arrangements—Certain entities within the Company's Asset Management business obtain research and other services through commission-sharing arrangements with broker-dealers, which are also known as "soft dollar" arrangements. Consistent with the "soft dollar" safe harbor established by Section 28(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Asset Management business does not have any contractual obligation or arrangement requiring it to pay for research and other eligible services obtained through soft dollar arrangements with brokers. Instead, the provider is obligated to pay for the services. Consequently, the Company does not incur any liability in connection with any research or other eligible services obtained by the Asset Management business pursuant to such soft dollar arrangements. The use of soft dollars is limited by regulations in the European Union and the U.K. and, as such, the Company intends to directly pay a portion of the costs of such research and other eligible services going forward.

Income Taxes—Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Such temporary differences are reflected as "deferred tax assets" and "deferred tax liabilities" on the consolidated statement of financial condition. A deferred tax asset is recognized if it is more likely than not (defined as a likelihood of greater than 50%) that a tax benefit will be accepted by the relevant taxing authority.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized and, when necessary, a valuation allowance is established. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers the following possible sources of taxable income when assessing the realization of deferred tax assets:

- future reversals of existing taxable temporary differences;

- future taxable income exclusive of reversing temporary differences and carryforwards;

- taxable income in prior carryback years; and

- tax-planning strategies.

The assessment regarding whether a valuation allowance is required or should be adjusted also considers all available information, including the following:

- nature, frequency, magnitude and duration of any past losses and current operating results;

- duration of statutory carryforward periods;

- historical experience with tax attributes expiring unused; and

- near-term and medium-term financial outlook.

The Company records tax positions taken or expected to be taken in a tax return based upon the Company's estimates regarding the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities

for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. See Note 16 for additional information relating to income taxes.

3. RECENT ACCOUNTING DEVELOPMENTS

Income Taxes (Topic 740): Improvements to Income Tax Disclosures —In December 2023, the FASB issued an accounting standard update to enhance the transparency and decision usefulness of income tax disclosures. The amendments include new annual disclosure requirements related to the rate reconciliation, information about income taxes paid, and disaggregated information on pre-tax income or loss and income tax expense from continuing operations. The amendments also eliminated certain disclosure requirements. The new guidance is effective for annual periods beginning after December 15, 2024, and shall be applied on a prospective basis. The Company has adopted the new guidance prospectively and updated its income tax disclosures in Note 16.

Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets — In July 2025, the FASB issued an accounting standard update that provides a practical expedient related to the estimation of expected credit losses on accounts receivables, which permits entities to assume that the current conditions as of the balance sheet date do not change for the remaining life of the asset. The amendments are effective for annual periods beginning after December 15, 2025 and interim periods within those annual periods, with early adoption permitted. The amendments shall be applied either prospectively or retrospectively. The Company intends to elect the practical expedient with a prospective application as of January 1, 2026. The Company does not expect the election of the practical expedient to have a material impact on its consolidated statement of financial condition upon adoption.

Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software — In September 2025, the FASB issued an accounting standard update to eliminate accounting consideration of software project development stages and enhance the guidance related to when an entity would begin capitalizing software costs. The amendments are effective for annual periods beginning after December 15, 2027, and the interim periods within those annual periods, with early adoption permitted. The amendments can be applied prospectively, retrospectively, or using a modified transition approach. The Company is currently evaluating the new guidance.

LAZARD FRÈRES & CO. LLC

**NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025**

(In Thousands)

---

4. RECEIVABLES, NET - FEES

The following table provides a summary of fees receivable as of December 31, 2025:

Financial advisory fees:		
Investment banking	$	144,620
PCA		113,107
Asset management fees:		
Asset management and distribution fees		180,227
Total fees receivables		437,954
Less: Allowance for credit losses		(4,199)
Receivables, net - fees	$	433,755

As of December 31, 2025, the Company had receivables past due or deemed uncollectible of $2,084.

Sale of PCA Receivables to a Related Party – During 2023, the Company entered into a Receivable Purchase Agreement with a foreign affiliate in which the Company sold $29,063 of its PCA receivables. In accordance with ASC 860, "Transfers and Servicing", the transaction met the criteria for treatment as a sale, accordingly, the Company derecognized the PCA receivables it has sold. The PCA receivables were sold at their contract value plus accrued interest at the time of the sale and the Company no longer has risk associated with the collection of these receivables. PCA receivables earn interest at prevailing market rates at the time the PCA receivable is recorded. In exchange for the enhanced liquidity and regulatory capital benefit as well as operational convenience, the Company continues to service the PCA receivables. As of December 31, 2025, the outstanding balance of PCA receivables sold was $3,693.

Loans Receivable from a Related Party – Included within other receivables are loans receivable from employees. These consist of loans issued to managing directors, staff, and employees. These are interest bearing loans and are short-term in nature.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
(In Thousands)

5. **INVESTMENTS**

The Company's investments as of December 31, 2025, consist of the following:

Investments:

Investments:

Debt	$	1,729
Equities		56,590
Funds:		
Alternative investments[a]		48,529
Debt [a]		25,572
Equity [a]		179,910
Private equity		16,588
Total Funds		270,599
Total Investments, at fair value	$	328,918

[a] Interests in alternative investments, debt and equity funds include investments with fair values of $18,051, $1,062 and $21,586, respectively, as of December 31, 2025, held in order to satisfy LAM's liabilities upon vesting of previously granted fund interests related to LAM's deferred compensation arrangements. The Company's deferred compensation arrangements are further explained in Note 14.

Equities primarily consist of seed investments invested in marketable equity securities of large-, mid- and small-cap domestic, international and global companies held within separately managed accounts in order to seed strategies in LAM's business.

Alternative investments funds primarily consist of interests in various LAM-managed hedge funds, fund of funds and mutual funds. Such amounts primarily consist of investments in funds in order to seed strategies in LAM's business and amounts related to LAM's deferred compensation arrangements.

Debt funds primarily consist of investments in debt securities in order to seed strategies in LAM's business that invest in debt securities and amounts related to LAM's deferred compensation arrangements.
Equity funds primarily consist of investments in equity securities in order to seed strategies in LAM's business that invest in equity securities and amounts related to LAM's deferred compensation arrangements.

Private equity funds consist of an Asset Management seed investment in a sustainable private infrastructure opportunities fund.

As of December 31, 2025, LAM has pledged investments with a carrying value of $48,966, primarily as collateral for its derivative contracts (see Note 7). Such pledged assets can be sold or repledged by the secured party.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
(In Thousands)

6. **FAIR VALUE MEASUREMENTS**

The Fair Value Hierarchy of Investments and Certain Other Assets and Liabilities – The Company categorizes its investments and certain other assets and liabilities recorded at fair value into a three-level fair value hierarchy as follows:

Level 1.   Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that Lazard has the ability to access.

Level 2.   Assets and liabilities whose values are based on (i) quoted prices for similar assets or liabilities in an active market, or quoted prices for identical or similar assets or liabilities in non-active markets, or (ii) inputs other than quoted prices that are directly observable or derived principally from, or corroborated by, market data.

Level 3.   Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect the Company's own assumptions about the assumptions a market participant would use in pricing the asset or liability. Items included in Level 3 include securities or other financial instruments for which there is little, if any, market activity. As a result, valuation inputs may involve significant management judgment or estimation.

The fair value of debt securities is classified as Level 1 when the fair values are based on unadjusted quoted prices in active markets.

The fair value of equities is primarily classified as Level 1 or Level 3 as follows: marketable equity securities are classified as Level 1 and are valued based on the last trade price on the primary exchange for that security as provided by external pricing services; equity securities in private companies are generally classified as Level 3.

The fair value of investments in alternative investment funds, debt funds and equity funds are classified as Level 1 assets when the fair values are primarily based on the publicly reported closing price for the fund.

The fair value of securities sold, not yet purchased, is classified as Level 1 when the fair values are based on unadjusted quoted prices in active markets.

The fair value of the contingent consideration liability is classified as Level 3. The contingent consideration liability is initially recorded at fair value on the acquisition date and is included in "other liabilities" on the consolidated statements of financial condition. The fair value of the contingent consideration liability is remeasured at each reporting period. The inputs used to derive the fair value of the contingent consideration include the application of probabilities when assessing certain performance thresholds for the relevant periods. The Company's business acquisitions may involve the potential payment of contingent consideration upon the achievement of certain performance thresholds.

The fair values of derivatives are classified as Level 2, and are based on the values of the related underlying assets, indices or reference rates as follows—the fair value of forward foreign currency exchange rate contracts is a function of the spot rate and the interest rate differential of the two currencies from the trade date to the settlement date; the fair value of equity and fixed income swaps is based on the change in fair values of the related underlying equity security, financial instrument or index and a specified notional holding; and the fair value of derivative liabilities related to LAM's deferred compensation arrangements is based on the value of the underlying investments, adjusted for forfeitures. See Note 7 and Note 14.

LAZARD FRÈRES & CO. LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
 (In Thousands)

Investments Measured at Net Asset Value ("NAV")—As a practical expedient, the Company uses NAV or its equivalent to measure the fair value of certain investments. NAV is primarily determined based on information provided by external fund administrators. The Company's investments valued at NAV as a practical expedient in (i) alternative investment funds, debt funds and equity funds are redeemable in the near term, and (ii) private equity funds are not redeemable in the near term as a result of redemption restrictions. The Company has no unfunded commitments related to these investments.

The following table presents the classification of (i) investments and certain other assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 within the fair value hierarchy and (ii) investments measured at NAV or its equivalent as a practical expedient:

	Level 1	Level 2	Level 3	NAV	Total
Assets:					
Investments:					
Debt securities	$ 1,313	$ -	$ -	$ -	$ 1,729
Equities	$ 56,245	$ -	$ 345	$ -	$ 56,590
Funds:					
Alternative investments	3,059	-	-	45,470	48,529
Debt	25,568	-	-	3	25,571
Equity	179,843	-	-	67	179,910
Private equity	-	-		16,588	16,588
Derivatives	-	26	-	-	26
Total	$ 266,028	$ 442	$ 345	$ 62,128	$ 328,943
Liabilities:					
Securities sold, not yet purchased	$ 3,434	$ -	$ -	$ -	$ 3,434
Derivatives	-	68,715	-	-	68,715
Contingent consideration			2,300		2,300
Total	$ 3,434	$ 68,715	$ 2,300	$ -	$ 74,449

Fair Value Measurements on a Recurring Basis

There were no transfers between any of the Level 1, 2 and 3 categories in the fair value measurement hierarchy during the year ended December 31, 2025.

The initial recognition of the contingent consideration liability was a non-cash transaction entered into by LAM in 2023, and settlements represent aggregate cash and noncash settlement of contingent consideration after the acquisition date.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
(In Thousands)

Financial Instruments Not Measured at Fair Value – The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments as of December 31, 2025 that are not measured at fair value on the Company's consolidated statement of financial condition.

	Carrying Value	Fair Value	Fair Value Measurements Using:		
			Level 1	Level 2	Level 3
Financial Assets:					
Cash and cash equivalents	$ 624,315	$ 624,315	$ 624,315	$ -	$ -
PCA receivables	113,107	113,199	-	-	113,199
Investment banking fees receivables	144,620	144,620		144,620	-
Asset management fees receivables	180,227	180,227		180,227	
Financial Liabilities:					
Other customer payables [(a)]	$ 553	$ 553		553	

[(a)] Payables to brokers - unsettled trades (included in Other Liabilities and Accounts Payable and Accrued Expenses)

Cash and cash equivalents are carried at either cost or amortized cost that approximates fair value due to their short-term maturities. Money market funds are valued through the use of quoted market prices, or $1.00 per share, which generally is the NAV of the fund.

Fair values of PCA fees receivables are generally determined by discounting both principal and interest cash flows expected to be collected, using a discount rate approximating current market interest rates for comparable financial instruments and based on unobservable inputs.

The carrying value of investment banking fees receivables and asset management fees receivable and other customer payables approximates fair value due to their short-term nature.

The following table presents, at December 31, 2025, certain investments that are valued using NAV or its equivalent as a practical expedient in determining fair value:

	Fair Value	Unfunded Commitments	% of NAV Not Redeemable	Investments Redeemable	
				Redemption Frequency	Redemption Notice Period
Alternative investments funds:					
Hedge funds	$ 45,429	-	N/A	(a)	30 - 60 Days
Other	41	-	N/A	(b)	<30 - 90 Days
Debt funds	3	-	N/A	(c)	<30 - 30 Days
Equity funds	67	-	N/A	(d)	<30 - 30 Days
Private equity funds	16,588	-	100%	(e)	N/A
Total	**$ 62,128**	**$ -**			

Redemption frequency as follows:
  (a) monthly (100%)
  (b) daily (100%)
  (c) daily (100%)
  (d) monthly (100%)
  (e) Distributions from the fund will be received as the underlying investments of the fund are liquidated.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
(In Thousands)

7. DERIVATIVES

The table below presents the fair values of the Company's derivative instruments reported within "other assets" and "derivative obligations" and the fair value of the Company's derivative liability relating to its obligations pertaining to LAM's deferred compensation arrangements reported within "accrued compensation and benefits" on the consolidated statement of financial condition as of December 31, 2025. Notional amounts provide an indication of the volume of the Company's derivative activity.

Derivative assets and liabilities, as well as related cash collateral from the same counterparty, have been netted on the consolidated statement of financial condition where the Company has a right to set off under an enforceable master netting agreement. Where such a legal opinion has not been either sought or obtained, amounts are not eligible for netting on the consolidated statement of financial condition, and those derivative assets and liabilities are shown separately in the table below.

In addition to the collateral received and transferred that is presented on a net basis with derivative assets and liabilities, the Company receives and transfers additional securities and cash collateral. These amounts mitigate counterparty credit risk associated with the Company's derivative instruments, but are not eligible for net presentation on the consolidated statement of financial condition.

	Assets as of December 31, 2025		Liabilities as of December 31, 2025	
	Fair Value	Notional	Fair Value	Notional
Forward foreign currency exchange rate contracts [a]	195	48,276	600	74,337
Total return swaps and other [a]	250	10,517	38,849	155,693
Deferred compensation arrangements	-	-	38,857	33,508
Total gross derivatives	445	58,793	78,306	263,538
Counterparty and cash collateral netting:				
Forward foreign currency exchange rate contracts	(169)		(169)	
Total return swaps and other	(250)		(9,422)	
Net derivatives in "other assets" and "other liabilities"	$ 26		$ 68,715	
Collateral not netted on the statement of financial condition [b]	-		(29,416)	
	$ 26		$ 39,299	

[a] Derivatives with the same counterparty under legally enforceable master netting agreements are recorded "net" in other assets and derivative obligations as of December 31, 2025.

[b] Includes cash and/or securities collateral pledged that are subject to master netting arrangements but do not meet the criteria for netting on the consolidated statements of financial condition under U.S. GAAP. For some counterparties, the amounts of securities and cash collateral pledged may exceed the derivative assets and derivative liabilities balances. Where this is the case, the amount of collateral offset within net derivatives is limited to the net derivative assets and net derivative liabilities balances with that counterparty.

Deferred compensation arrangements are reported in accrued compensation and benefits on the consolidated statement of financial condition.

LAZARD FRÈRES & CO. LLC

**NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025**
 (In Thousands)

---

8. PROPERTY, NET

As of December 31, 2025, property, net consists of the following:

	December 31, 2025
Leasehold improvements	$ 5,964
Furniture and equipment	69,382
Total	75,346
Less - Accumulated depreciation and amortization	(59,654)
Property, net	$ 15,692

9. LEASES

The Company leases office space and equipment under non-cancelable lease agreements, which expire on various dates through 2033. Substantially all of these arrangements are operating leases relating to office space. Certain leases have renewal options that can be exercised at the discretion of the Company. The Company only includes renewal options in the lease term when it is reasonably certain to exercise the option. The Company does not record leases with a lease term of 12 months or less on the consolidated statements of financial condition.

The operating lease liabilities at commencement reflect total lease payments discounted using an incremental borrowing rate (on a collateralized basis) based on the lease term (the "Discount"), as an implicit rate was not readily determinable for any of the Company's operating leases. The Company determines its Discount with consideration of Lazard Group's public debt issuances as well as publicly available data for instruments with similar characteristics. For office space and equipment leases, the Company accounts for the lease and non-lease components as a single lease component.

In addition to rent payments, operating leases for office space generally contain payments for real estate taxes, insurance costs, common area maintenance, and utilities that are not fixed. The Company accounts for these costs as variable payments and does not include them in the lease component. There are certain office leases outside of the U.S. that have annual rent increases based on a year-over-year change in an index that are also accounted for as variable payments and are excluded from the lease component.

LAZARD FRÈRES & CO. LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
 (In Thousands)

Maturities of the operating lease liabilities outstanding at December 31, 2025, for which the Company is a lessee, for each of the years in the period ending December 31, 2030 and thereafter are set forth in the table below.

	Year Ended December 31, 2025
2026	$ 5,684
2027	4,407
2028	3,286
2029	1,766
2030	654
Thereafter	1,240
Total minimum lease payments	17,037
Less - Discount	1,123
Operating lease liabilities	$ 15,914

10. OTHER ASSETS AND OTHER LIABILITIES

The following table sets forth the Company's other assets, by type, as of December 31, 2025:

	December 31, 2025
Prepaid expenses	$ 33,127
Prepaid compensation	25,953
Swap collateral	12,624
Pension asset	3,526
Cloud Software	6,951
Reimbursable client expenses	4,239
Current tax receivables and other taxes	6,312
Security Deposits	1,778
Other	4,310
Total	$ 98,820

LAZARD FRÈRES & CO. LLC

**NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025**

(In Thousands)

The following table sets forth the Company's other liabilities, by type, as of December 31, 2025:

	December 31, 2025
Investor contributions due to Company funds	$ 9,008
Deferred Revenue	5,000
Contingent consideration liability	2,300
Other	3,846
Total	$ 20,154

11. TRANSACTIONS WITH AFFILIATES

A description of material transactions and balances with affiliates included in the consolidated statement of financial condition of the Company as of December 31, 2025 are set forth below.

Investment Management Services – LAM serves as an investment advisor for certain affiliated investment companies and alternative investment funds. Receivables relating to such services to affiliates were $59,792 at December 31, 2025, and are included in receivables, net - fees on the consolidated statement of financial condition.

Receivables from Affiliates – Receivables from affiliates is comprised of the following items at December 31, 2025:

Receivable from Lazard Group in connection with incentive compensation plans	$ 55,879
Banking and PCA fee collections due from various affiliates	31,081
Executive management services charges due from LSCC	29,265
Other	15,131
Total Receivables from Affiliates	$ 131,356

LAZARD FRÈRES & CO. LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

(In Thousands)

Payables to Affiliates – Payables to affiliates is comprised of the following items at December 31, 2025:

Compensation charges due to Lazard Group	$ 24,744
Deferred compensation charges due to Lazard Group	21,722
Rent allocation payable to Lazard Group	80,792
Executive management services charges due to LSCC	35,676
Banking and PCA fee collections due to various affiliates	62,836
Other	2,365
Total Payables to Affiliates	$ 228,135

12. COMMITMENTS AND CONTINGENCIES

Legal—The Company is involved from time to time in judicial, governmental, regulatory and arbitration proceedings and inquiries concerning matters arising in connection with the conduct of its businesses, including contractual and employment matters. The Company reviews such matters on a case-by-case basis and establishes any required accrual if a loss is probable and the amount of such loss can be reasonably estimated. The Company may experience significant variation in its revenue and earnings on an annual basis. Accordingly, the results of any pending matter or matters could be significant when compared to the Company's earnings in any particular year. The Company believes, however, based on currently available information, that the results of any pending matters, in the aggregate, will not have a material effect on its business or financial condition.

13. MEMBERS' EQUITY

Pursuant to the Company's operating agreement, the Company allocates and distributes to Lazard Group a substantial portion of its distributable profits throughout the year and as soon as practicable after the end of each fiscal year, while maintaining adequate levels of net capital to be in compliance with Rule 15c3-1 under the Securities Exchange Act of 1934.

LAZARD FRÈRES & CO. LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
(In Thousands)

14. INCENTIVE COMPENSATION

The Company participates in Lazard, Inc.'s share-based and fund-based incentive compensation plans.

Lazard Fund Interests and Other Similar Deferred Compensation Arrangements – Lazard Group sponsors a program whereby Lazard Group grants interests in certain funds managed by LAM to eligible employees, ("Lazard Fund Interests"). Lazard Fund Interest are held at Lazard Group except for the Lazard Fund Interest awards granted to employees of Lazard Asset Management Limited ("LAM-UK"), a subsidiary of LAM. Those Lazard Fund Interest are held at LAM-UK. Lazard Fund Interest and LAM's deferred compensation arrangements generally require future service as a condition for vesting. Deferred compensation arrangements that do not require a future service are expensed immediately.

In connection with Lazard Fund Interests and LAM deferred compensation arrangements, the Company records a prepaid compensation asset and a corresponding compensation liability on the date of grant based upon the fair value of the award. The related compensation liabilities associated with Lazard Fund interests held at LAM UK and LAM's deferred compensation arrangements are accounted for at fair value as derivative liabilities, are adjusted for changes in fair value related to changes in value of the underlying investments and for estimated forfeitures.

Cash Retention Awards – In 2024, the Company granted and paid approximately $33,800 of cash retention awards that are subject to repayment in full in connection with a termination of employment for cause or resignation without good reason on or prior to the three-year service period.

In connection with these awards, the Company recorded a prepaid compensation asset on the grant date based upon the amount paid. The remaining prepaid compensation asset was approximately $7,343 as of December 31, 2025.

Incentive Awards Granted in the First Quarter of 2026 – In the first quarter of 2026, the Company granted approximately $266,903 of deferred share-based incentive compensation awards to eligible employees as part of the 2025 year-end compensation process. These grants include: LFI and other similar deferred compensation arrangements.

15. EMPLOYEE BENEFIT PLANS

Defined Contribution Plan – Pursuant to certain matching contributions, the Company contributes to employer sponsored defined contribution plans.

Defined Benefit Plans – The Company provides pension and other post-employment benefits to certain employees through defined benefit plans. The defined benefit pension plans, prior to being frozen, generally provided benefits to participants based on average levels of compensation. The other post-employment benefit plans sponsored by certain subsidiaries are active and provide benefits to the participants when they separate from the Company. Benefits are based on years of service and levels of compensation. The Company uses December 31 as the measurement date for its pension plans and post-employment plans.

LAM-UK co-sponsors a defined benefit pension plan (the "UK Plan") with Lazard & Co. Limited, a UK affiliate. The consolidated statement of financial condition includes LAM-UK's 27% share of the plan's assets and liabilities at December 31, 2025.

Employer Contributions to Pension Plans – The Company's funding policy for its pension plans is to fund when required by government regulation or when applicable, upon an agreement with the plans' trustees. Management also evaluates from time to time whether to make voluntary contributions to the plans. The Company funds its post-employment plans on a voluntary basis. The Company is not required to make a contribution to the qualified defined benefit plan in the U.S. during the year ending December 31, 2026. Contributions to the non-U.S. pension plans during the year ending December 31, 2026 are not expected to be material.

Investment Policies and Strategies – The primary investment goal is to ensure that the Company's pension plans remain well funded, taking account of the likely future risks to investment returns and contributions. As a result, portfolios of assets are maintained with appropriate liquidity and diversification that can be expected to generate long-term future returns that minimize the long-term costs of the pension plans without exposing the plans to an unacceptable risk of under-funding. The Company's likely future ability to pay such contributions as are required to maintain the funded status of the plans over a reasonable time period is considered when determining the level of risk that is appropriate. The Company's investing policy for its post-employment plans is to invest in highly liquid, low risk mutual funds or interest bearing bank accounts to ensure funds are readily available when employees separate from the Company. The fair value of the plans' investments classified as Level 1 assets are based on market quotes. The fair value of the plans' investments measured at NAV or its equivalent as a practical expedient is determined based on information provided by external fund administrators and such investments are redeemable in the near term.

The expected long-term rate of return on plan assets assumption is developed by using historical data, which includes: market yields, price earnings ratios, investment returns, volatilities and other data. Such historical data is then adjusted for (i) current market conditions including current market yields and equity dividend and earnings yields, and (ii) information from central banks and academic papers that serve as indicators of future inflation and economic growth. The adjusted historical data is then evaluated against investment manager expectations.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
(In Thousands)

The following table summarizes the fair value of plan assets, the accumulated benefit obligation and the projected benefit obligation at December 31, 2025:

| | At December 31, 2025 | | |
	U.S. Pension Plans	Non U.S. Pension Plans	Total
Fair value of plan assets	$ 14,593	$ 70,880	$ 85,473
Projected benefit obligation	$ 16,153	$ 67,638	$ 83,791

The Company's benefit plans are frozen and as a result, the projected benefit obligation for its qualified defined benefit plans is approximately equal to the accumulated benefit obligation.

The assumptions used to develop actuarial present value of the projected benefit obligation and net periodic benefit cost as of and for the year ended December 31, 2025 are set forth below:

	Employee Pension Plans
Weighted-average assumptions used to determine Benefit Obligations:	
Discount rate	5.50%

Generally, the Company determined the discount rate for its defined benefit plans by utilizing indices for long-term, high-quality bonds and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans' liabilities.

In selecting the expected long-term rate of return on plan assets, the Company considered the average rate of earnings expected on the funds invested or to be invested to provide for the benefits of the plan, giving consideration to expected returns on different asset classes held by the plans in light of prevailing economic conditions.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
(In Thousands)

As a result of the pension plans being frozen, the accumulated benefit obligation and the projected benefit obligation are equal and with respect to the pension plans, are referred to herein as benefit obligation. The following table summarizes the Company's benefit obligations, the fair value of the assets and the funded status and amount recognized on the consolidated statement of financial condition for the benefit plans at December 31, 2025:

	Employee Pension Plans
Change in Benefit Obligation	
Benefit obligation at beginning of year	$ 79,556
Service cost	22
Amendments	12
Interest cost	4,261
Actuarial loss	342
Benefits paid	(5,097)
Foreign currency translation adjustment	4,695
Benefit obligation at end of year	83,791
Change in Plan Assets	
Fair value of plan assets at beginning of year	78,493
Actual return on plan assets	4,844
Employer contribution	2,342
Benefits paid	(5,097)
Foreign currency translation adjustment	4,891
Fair value of plan assets at end of year	85,473
Funded (deficit) at end of year	$ 1,682
Amount recognized in the Consolidated Statement of Financial Condition consists of:	
Pension asset (included in other assets)	$ 3,526
Accrued benefit liability	(1,844)
Net asset (liability) recognized	$ 1,682
Amounts Recognized in Accumulated Other Comprehensive Loss (excluding tax expense of $5,375) consists of:	
Actuarial net loss	$ 31,679
Prior Service Cost	$ 3,350

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
(In Thousands)

Expected Benefit Payments – The following table summarizes the expected benefit payments for each of the Company's plans for each of the next five years and in the aggregate for the five years thereafter:

	Employee Pension Plans
2026	$ 5,021
2027	$ 5,442
2028	$ 5,949
2029	$ 5,374
2030	$ 5,417
2031-2035	$ 26,450

Plans' Assets – The following table presents the categorization of the Company's pension plans' investments, measured at fair value, into a fair value hierarchy and investments measured at NAV or its equivalent as a practical expedient in accordance with fair value measurement disclosure requirements as of December 31, 2025:

	Level 1	Level 2	Level 3	NAV	Total
Plans' Assets					
Cash	$ 1,910	$ -	$ -	$ -	$ 1,910
Debt	-	-	-	-	-
Funds:					
Equity	7,094	6,043	-	7,516	20,653
Debt	6,714	11,956	-	43,858	62,528
Alternative investments	-	-	-	316	316
Other	-	66	-	-	66
Total plans' assets measured at Fair Value	$ 15,718	$ 18,065	$ -	$ 51,690	$ 85,473

Investments in funds managed by LAM include Level 1 Equity Funds of $7,094 and $3,774 of funds valued at net asset value as a practical expedient.

Consistent with the plans' investment strategies, at December 31, 2025, the Company's U.S. pension plan had 46% invested in Level 1 debt funds, 52% invested in equity funds valued at NAV as a practical expedient and 2% of the plan's assets invested in cash, which is a Level 1 asset. The Company's UK Plan at December 31, 2025 had 19% of the plan's assets invested in equities and equity funds that are Level 1 and Level 2 assets, 79% of the plan's assets invested in debt that are Level 1, Level 2 and measured at NAV as a practical expedient, 1% of the plan's assets invested in other investments, which are Level 2 assets or alternative investments measured at NAV as a practical expedient and 1% of the plan's assets invested in cash, which is a Level 1 asset.

16. INCOME TAXES

As a single-member limited liability company, LF&Co. is disregarded as an entity separate from its owner, and its operations are included in the tax returns of Lazard Group, a US partnership not subject to federal tax.

Deferred income taxes are provided for the effects of temporary difference between the tax basis of an asset or liability and its reported amount in the consolidated statement of financial condition. These temporary differences result in taxable or deductible amounts in future years. Details of the Company's deferred tax assets and liabilities at December 31, 2025 are as follows:

Gross Deferred tax assets:	
Basis adjustments	$ 129
Compensation and benefits	18,045
Net operating loss and tax credit carryforwards	14,204
Depreciation and amortization	549
Other	2,403
Gross deferred tax assets	35,330
Valuation allowance	(10,522)
Total deferred tax assets, net of valuation allowance	24,808
Gross Deferred tax liabilities:	
Compensation and benefits	6,100
Depreciation and amortization	66
Goodwill	93
Other	1,718
Total gross deferred tax liabilities	7,977
Total net deferred tax assets	$ 16,831

The historical profitability of each tax-paying entity is an important factor in determining whether to record a valuation allowance and when to release any such allowance. Certain of our tax-paying entities have individually experienced losses on a cumulative three year basis or have tax attributes that may expire unused. In addition, some of our tax-paying entities have recorded a valuation allowance on substantially all of their deferred tax assets due to the combined effect of operating losses in certain subsidiaries of these entities as well as foreign taxes that together limit their ability to eliminate residual U.S. tax liability. Taking into account all available information, we cannot determine that it is more likely than not that deferred tax assets held by these entities will be realized. Consequently, we have recorded valuation allowances on $10,522 of deferred tax assets held by these entities as of December 31, 2025.

LAZARD FRÈRES & CO. LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
(In Thousands)

Changes in the deferred tax assets valuation allowances for the year ended December 31, 2025, is as follows:

	Year Ended December 31, 2025
Beginning Balance	$ 8,989
Charged (credited) to provision for income taxes	1,282
Charged (credited) to other comprehensive income and other	251
Ending Balance	$ 10,522

The Company has net operating loss and tax credit carryforwards for which related deferred tax assets of $14,204 were recorded at December 31, 2025 primarily related to:

(i) indefinite-lived net operating loss carryforwards (subject to various limitation) of $2,055 in Belgium, Germany and Italy; and

(ii) definite-lived net operating loss carryforwards of $4,714 for Canada and certain carryforwards of $6,587 in the U.S., which a portion begins to expire in 2028

With few exceptions, the Company is no longer subject to income tax examination for years prior to 2018. While the Company is under examination in various tax jurisdictions with respect to certain open years, the Company does not expect that the result of any final determination related to these examinations will have a material impact on its consolidated statement of financial condition. Developments with respect to such examinations are monitored on an ongoing basis and adjustments to tax liabilities are made as appropriate.

A reconciliation of the beginning to the ending amount of gross unrecognized tax benefits (excluding interest and penalties) is as follows:

Balance, January 1, 2025 (excluding interest & penalties of $3,498)	$ 10,250
Increases in gross unrecognized tax benefits pertaining to:	
Tax positions taken during prior year	4,181
Tax positions taken during current year	1,678
Decreases in gross unrecognized tax benefits pertaining to:	
Tax positions taken in prior years	(71)
Settlements	-
A lapse of the applicable statue of limitations	(1,162)
Balance, December 31, 2025 (excluding interest & penalties of $5,080)	$ 14,876

17. REGULATORY REQUIREMENTS

LF&Co. is a U.S. registered broker-dealer and is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the basic method permitted by this rule, the minimum required net capital, as defined, is a specified fixed percentage (6 2/3%) of total aggregate indebtedness recorded in LF&Co.'s FOCUS report filed with the Financial Industry Regulatory Authority or $5, whichever is greater. In addition, the ratio of aggregate indebtedness (as defined) to net capital may not exceed 15:1. At December 31,

LAZARD FRÈRES & CO. LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

(In Thousands)

2025, LF&Co.'s regulatory net capital was $200,258, which exceeded the minimum requirement of $6,292. The Company's aggregate indebtedness to net capital ratio was 0.47:1 as of December 31, 2025.

Certain LAM subsidiaries are subject to various capital adequacy requirements promulgated by various regulatory and exchange authorities in the countries in which they operate. At December 31, 2025, each of these subsidiaries individually was in compliance with its capital requirements.

18. SEGMENT INFORMATION

The Company's reportable segments offer different products and services and are managed separately, as different levels and types of expertise are required to effectively manage the segments' transactions. Each segment is reviewed by the Chief Operating Decision Maker (the "CODM") to determine the allocation of resources and to assess its performance. The Company's reportable segments are Financial Advisory, Asset Management, and Corporate, which are described in Note 1. The Company's CODM is the Company's Chief Executive Officer.

The CODM does not regularly receive asset information by segment and does not use segment asset information to assess performance and allocate resources to the segment.

Geographic Information – Due to the highly integrated nature of international financial markets, the Company manages its business based on the profitability of the enterprise as a whole, not by geographic region. The Company's total assets are generally allocated based on the country or domicile of the legal entity providing the service.

The following table sets forth the total assets for the Company and its consolidated subsidiaries by geographic region allocated on the basis described above. In the table below, Americas principally includes the United States, Asia Pacific principally includes Australia and Japan, and EMEA principally includes the United Kingdom.

	As of December 31, 2025
Total Assets	
Americas	$ 1,488,260
Asia Pacific	87,686
EMEA	239,025
Total	$ 1,814,971

19. SUBSEQUENT EVENTS

Management has evaluated whether any events occurred subsequent to the date of the consolidated statement of financial condition and through the date of issuance of the consolidated statement of financial condition, and determined there were no material events that would require recognition or disclosure on the consolidated statement of financial condition.

* * * * *